Mail Stop 4561

June 26, 2008

Mr. Mark A. Keidel
Chief Financial Officer
First Mariner Bancorp
1501 South Clinton Street
Baltimore, MD 21224

> **Re:**   **First Mariner Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 0-21815**

Dear Mr. Keidel:

We have reviewed your response dated May 30, 2008 to our comment letter dated May 15, 2008. Please provide us with the following additional information:

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis

Credit Risk Management, page 45

1.   We note your response to comment 2 in our letter dated May 15, 2008. You state in your response that, prior to 2007, you calculated required reserves for impaired commercial loans by applying standard loss assumption rates to the aggregated totals of loans in each internal risk rating category. However, in your December 31, 2006 10-K, on page 42, you stated, "Our commercial loans are generally reviewed individually, while large groups of homogeneous loans are reviewed as pools." Please clarify for us how you accounted for impaired commercial loans in periods prior to 2007 and clearly explain how your accounting methodology was consistent with SFAS 114.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3426 if you any questions.

Sincerely,

Angela Connell
Reviewing Accountant